Dreyfus BASIC Money Market Fund, Inc.
STATEMENT OF INVESTMENTS
November 30, 2005 (Unaudited)

	Principal Amount ($)	Value ($)
Negotiable Bank Certificates of Deposit--23.6%		
Banca Intesa (Yankee)		
4.17%, 1/4/2006	40,000,000	40,000,000
BNP Paribas (Yankee)		
3.80%, 12/13/2005	40,000,000	40,000,000
CBIC (Canadian Imperial Bank Of Commerce) (Yankee)		
3.68%, 12/7/2005	40,000,000	40,000,000
HBOS Treasury Services PLC (London)		
3.81%, 12/6/2005	40,000,000	40,000,000
Royal Bank Of Canada (Yankee)		
3.69%, 12/7/2005	40,000,000	40,000,000
Washington Mutual Bank F.A.		
3.69%, 12/2/2005	30,000,000	30,000,073
Total Negotiable Bank Certificates of Deposit		
(cost $230,000,073)		**230,000,073**
Commercial Paper--44.9%		
Amsterdam Funding Corp.		
4.09%, 12/28/2005	40,000,000 [a]	39,878,200
Barclays US Funding		
3.70% - 3.99%, 12/2/2005 - 12/14/2005	40,000,000	39,962,676
Charta LLC		
4.22%, 1/30/2006	20,000,000 [a]	19,860,667
CRC Funding LLC		
4.08%, 12/19/2005	21,000,000 [a]	20,957,423
Credit Suisse First Boston		
3.99%, 12/14/2005	30,000,000	29,957,013
Depfa Bank PLC		
4.22%, 2/3/2006	25,000,000	24,814,444
Deutsche Bank Financial LLC		
4.04%, 12/1/2005	10,000,000	10,000,000
FCAR Owner Trust Ser. I		
4.31%, 2/15/2006	40,000,000	39,640,267
General Electric Capital Services		
4.21%, 1/31/2006	40,000,000	39,717,367
HSH Nordbank		
3.79%, 12/13/2005	40,000,000	39,950,000
Links Finance Corp.		
4.31%, 2/16/2006	15,000,000 [a]	14,863,325
Nationwide Building Society		
4.22%, 2/3/2006	40,000,000 [a]	39,703,111
Northern Rock PLC		
4.31%, 2/16/2006	31,000,000	30,717,538
PACE (Premier Asset Collateralized Entity)		
4.08%, 12/22/2005	9,000,000 [a]	8,978,711
Sigma Finance Inc.		
4.31%, 2/16/2006	36,000,000 [a]	35,671,980
Thunder Bay Funding LLC		
4.31%, 2/15/2006	2,587,000 [a]	2,563,734
Total Commercial Paper		
(cost $437,236,456)		**437,236,456**
Corporate Notes--26.7%		
Commonwealth Bank of Australia		
4.16%, 8/24/2010	25,000,000 [b]	25,000,000
Harrier Finance Funding		
4.06%, 4/13/2006	40,000,000 [a,b]	40,000,000
Lehman Brothers Inc.		
4.06%, 2/23/2006	40,000,000 [b]	40,000,000
Royal Bank Of Scotland		
4.13%, 4/21/2010	40,000,000 [b]	40,000,000
Skandinaviska Enskilda Banken		
4.14%, 1/23/2006	40,000,000 [b]	39,999,876

Toyota Motor Credit		
4.06%, 8/8/2006	30,000,000 [a,b]	30,000,000
Wells Fargo & Co.		
4.05%, 7/3/2011	45,000,000 [b]	45,000,000
Total Corporate Notes		
(cost $259,999,876)		**259,999,876**

Short-Term Bank Notes--2.1%

Bank Of America		
3.78%, 12/12/2005		
(cost $20,000,000)	20,000,000	**20,000,000**

Time Deposits--2.8%

Branch Banking & Trust Co. Inc. (Grand Cayman)		
4.03%, 12/1/2005		
(cost $27,000,000)	27,000,000	**27,000,000**
Total Investments (cost $974,236,405)	**100.1%**	**974,236,405**
Liabilities, Less Cash and Receivables	**(.1%)**	**(486,406)**
Net Assets	**100.0%**	**973,749,999**

[a] *Securities exempt from registration under rule 144A of the Securities Act of 1933. These securities may be sold in transactions exempt from registration, normally to qualified institutional buyers. At November 30, 2005, these securities amounted to $252,477,151 or 25.9% of net assets.*

[b] *Variable interest rate - subject to periodic change.*

Securties valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.